UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52617

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kalorama Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1718 22nd ST NW
(No. and Street)

Washington	DC	20008
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Avery	202-387-5920	eavery@kaloramacapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP (formerly known as AJSH & Co LLP)
(Name – if individual, state last, first, and middle name)

(Address) (City) (State) (Zip Code)

A-94/8 Wazipur Industrial Area, Main Ring Road, Delhi 11002 India PCAOB- 02/10/2009 #3223

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Elizabeth Smith Avery, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kalorama Capital, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

District of Columbia

Signed and sworn to (or affirmed) before me on 02-21-23 by Elizabeth Smith Avery

Signature of notarial officer

Notary Public

Title of office

My commission expires: 03-31-2026

Seal

Signature: Elizabeth Smith Avery

Title:

Founder/Managing Director

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Kalorama Capital, LLC

Report of Independent Registered Public Accounting Firm and Financial Statements December 31, 2022

Kalorama Capital, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition 1

Statement of Operations 2

Statement of Changes in Member's Equity 3

Statement of Cash Flows 4

Notes to the Financial Statements 5

Supplemental Schedule:

Computation of Net Capital Pursuant to SEC Rule 15c3-1 7

Kalorama Capital, LLC

Statement of Financial Condition

December 31, 2022

Assets

Current Assets		
Cash and cash equivalents	$	35,508
Accrued revenue		11,875
Total current assets		47,383
Equipment, net		811
Total assets	$	48,194

Liabilities and member's equity

Current liabilities		
Accrued expenses	$	300
Due to member		3,817
Total current liabilities		4,117
Member's equity		44,077
Total liabilities and member's equity	$	48,194

See Notes to Financial Statements.

Kalorama Capital, LLC

Statement of Operations

Year Ended December 31, 2022

Revenue		
Consulting income	$	123,516
Expenses		
Commissions		21,600
Dues and subscriptions		978
Management fees		65,651
Regulatory dues and assessments		3,220
Accounting and professional services		10,916
Communications		2,947
Office supplies and expenses		2,957
Depreciation		278
Bank charges		90
Insurance		566
Total expenses		109,203
Net income	$	14,313

See Notes to Financial Statements.

Kalorama Capital, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2022

Balance at December 31, 2021	$	29,764
Net income		14,313
Balance at December 31, 2022	$	44,077

See Notes to Financial Statements.

Kalorama Capital, LLC

Statement of Cash Flows

Year Ended December 31, 2022

Cash flows from operating activities		
Receipts from customers	$	118,516
Payments to vendors and member		(105,108)
Net cash provided by operating activities		13,408
Cash flows from investing activities		
Acquisition of equipment		(618)
Cash provided by investing activities		(618)
Net increase in cash		12,790
Cash at beginning of year		22,718
Cash at end of year	$	35,508
Reconciliation of net loss to net cash provided by operations		
Net income	$	14,313
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation		278
Due to member		3,817
Increase in accrued revenue		(5,000)
Net cash provided by operations	$	13,408

See Notes to Financial Statements.

Kalorama Capital, LLC
Notes to the Consolidated Financial Statements
December 31, 2022

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Kalorama Capital, LLC ("the Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The accounts of the Company are maintained, and the financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("US GAAP"). The accounting and reporting policies of the Company conform to general practices within the brokerage industry.

Cash was held in a checking account. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from the estimates made in preparation of the financial statements.

Revenues are recognized when the promised goods or services are delivered to customers, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal. These policies reflect the adoption of ASC 606 *Revenue from Contracts with Customers,* as of January 1, 2018. The Company adopted *Revenues from Contracts with Customers* using the modified retrospective method, prior period amounts were not restated. The Company did not record any adjustments as a result of adopting this accounting policy.

Equipment consists of computer equipment and is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful life of the asset.

Note 2 – Income Taxes

The Company is organized as a single member Limited Liability Company and is, therefore, considered a disregarded entity for Federal and state income tax purposes. The sole member is taxed on the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

Note 3 – Equipment

As of December 31, 2022, the Company's equipment consisted of a computer that it purchased for $1,748, net of accumulated depreciation of $937. The Company is depreciating the computer over five years. During the year ended December 31, 2022, depreciation expense was $278.

Note 4 – Revenue and Commissions

During the year ended December 31, 2022, total revenue was $123,516 and was made up of consulting fees of $91,314, success fees of $24,000 and reimbursable expenses of $8,202. Consulting fees are recognized as advice is provided to the client, based on the estimated progress of work and when revenues are not probable of a significant reversal. Success fees are recognized when all contingencies to the amount expected to be received have been satisfied and are not probable of a significant reversal.

Commissions expenses represent agreed upon payments to a consultant related to success fees recognized during the year ended December 31, 2022.

Note 5 – Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $43,459 which was $38,459 in excess of its required minimum net capital of $5,000.

Note 6 – Related Party Transactions

During the year ended December 31, 2022, net payments to the Company's sole member were $65,651. These were considered management fees for financial reporting purposes.

Note 7 – Subsequent Events

Management has evaluated events through January 17, 2023, the date on which the financial statements were available to be issued.

Kalorama Capital, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

Year Ended December 31, 2022

Member's equity from statement of financial condition:	$	44,077
Deductions:		
Non-allowable asset: equipment		(618)
Net capital	$	43,459
Minimum net capital required	$	5,000
Net capital in excess of minimum requirements	$	38,459

The following is a reconciliation of the preceding computation of net capitalto the Company's corresponding unaudited Part II of Form X-17A-5:

Net capital from the preceding schedule:	$	43,459
Reclassification of equipment to non-allowable assets		618
Net capital per unaudited Form X-17A-5		44,077

KALORAMA CAPITAL

MEMBER: FINRA AND SIPC

1718 22ND STREET NW

WASHINGTON, DC 20008

EAVERY@KALORAMACAPITAL.COM

TEL: 202-387-5920 FAX: 202-518-9016

KALORAMA CAPITAL EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5

Kalorama Capital (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. sec. 240.17a-5, "Reports to be made by certain brokers and dealers") This Exemption Report was prepared as required by 17 C.F.R. sec.240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. sec.240.15c3-3;

(2) The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. sec. 240.17a-5 because the Firm limits its business activities exclusively to receiving consulting and referral fees derived from private placements, and the Firm

(1) did not directly, or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis

where the funds are payable to the issuer or its agent and not to the Firm);

(2) did not carry accounts of, or for, customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, 2021, without exception.

____

Kalorama Capital

I, Elizabeth Avery, swear or (affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Elizabeth Avery

Elizabeth Avery

Founder/Managing Director

Dated: February 9, 2023

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of Independent Registered Public Accounting Firm

To the Member of Kalorama Capital, LLC

We have reviewed Kalorama Capital, LLC's assertions, included in the accompanying Kalorama Capital, LLC's Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities consulting and referral fees derived from private placements of securities and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2022, without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R.§240.17a-5 throughout the year ended December 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
February 22, 2023

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of Kalorama Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kalorama Capital, LLC (the "Company") as of December 31, 2022 and the related statements of operations, changes in member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Schedule III - Information related to Possession or Control Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Kalorama Capital, LLC's Auditor since 2021.

New Delhi, India
February 22, 2023